UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

Schedule TO/A

Amendment No. 1 to

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

THE INTERPUBLIC GROUP OF COMPANIES, INC. (Issuer)
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

5¼% Series B Cumulative Convertible Perpetual Preferred Stock
(Title of Class of Securities)

460690 407 and 460690 803
(CUSIP Number of Class of Securities)

Nicholas J. Camera, Esq.
Senior Vice President, General Counsel and Secretary
The Interpublic Group of Companies, Inc.
1114 Avenue of the Americas
New York, New York 10036
(212) 704-1200

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

David Lopez, Esq.
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006
(212) 225-2000

CALCULATION OF FILING FEE

Transaction Valuation *	Amount of Filing Fee **
$400,000,000	$28,520

*
Calculated solely for purposes of determining the amount of the filing fee.  Pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the Transaction Valuation was calculated assuming that the Company purchases the maximum number of shares possible at a purchase price per share equal to the maximum price, in each case calculated pursuant to the tender offer.

**
The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for Fiscal Year 2010 issued by the Securities and Exchange Commission, equals $71.30 per $1 million of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $28,520	Filing Party: The Interpublic Group of Companies, Inc.
Form or Registration No.: Schedule TO-I	Date Filed: April 29, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer:	☐

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO-I filed by The Interpublic Group of Companies, Inc., a Delaware corporation (the “Company,” “we,” “us” or “our”), with the Securities and Exchange Commission on April 29, 2010 (as amended or supplemented, the “Schedule TO”), relating to the offer (the “Tender Offer”) by the Company to purchase up to 370,000 shares of its outstanding 5¼% Series B Cumulative Convertible Perpetual Preferred Stock (liquidation preference of $1,000 per share) (the “Preferred Shares”) at the Purchase Price (as defined in the Offer to Purchase (defined below)).  The Tender Offer is made upon the terms and subject to the conditions contained in the Offer to Purchase, dated April 29, 2010 (as amended or supplemented from time to time, the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(i), and the accompanying Letter of Transmittal (as amended or supplemented, the “Letter of Transmittal”, and together with the Offer to Purchase, the “Offer Documents”), a form of which has been previously filed. All capitalized terms used but not defined herein shall have the meanings assigned to them in the Offer to Purchase incorporated by reference herein.

This Amendment is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended. The information set forth in the Offer to Purchase and the accompanying Letter of Transmittal is incorporated by reference herein in response to all items in this Schedule TO, as more particularly set forth below.

This Amendment is being filed solely to amend the Offer to Purchase as follows:

The Company has clarified that it will be announcing the Purchase Price by press release through Business Wire or Dow Jones News Service no later than 9:00 a.m., New York City time, on the business day following the Pricing Date.

The Company has revised the conditions under the caption “Conditions to the Tender Offer” as follows:

The Company has revised the reference in the first condition to omit the words “directly or indirectly” and has replaced the words “would or might” with the words “would reasonably be expected to.”

The Company has revised the reference in the penultimate condition to require the Company to use its “reasonable” judgment.

The Company has revised its disclosure to limit the securities covered by the condition to the Subject Securities, the Common Stock, and a specified list of the Company’s debt securities (the “Debt Securities”) as provided below.  The Company has further revised its disclosure to indicate that the relevant markets will be the over-the-counter markets with respect to the Subject Securities and the debt securities and will be the New York Stock Exchange with respect to the Common Stock.

Series of Debt Securities:
Floating Rate Notes due 2010
7.25% Senior Unsecured Notes due 2011
6.25% Senior Unsecured Notes due 2014
10.00% Senior Unsecured Notes due 2017
4.75% Convertible Senior Notes due 2023
4.25% Convertible Senior Notes due 2023

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary” is incorporated in this Schedule TO by reference.

Item 2.	Subject Company Information.

(a)           The subject company and issuer of the securities subject to the Tender Offer is The Interpublic Group of Companies, Inc.  The address of the Company’s principal executive offices is 1114 Avenue of the Americas, New York, New York 10036.  The telephone number of the Company’s principal executive offices is (212) 704-1200.

(b)           This Schedule TO relates to the Tender Offer by the Company to purchase for cash up to 370,000 shares of its outstanding 5¼% Series B Cumulative Convertible Perpetual Preferred Stock at the Purchase Price (as defined in the Offer to Purchase) upon the terms and subject to the conditions set forth in the Offer Documents. As of April 28, 2010, 525,000 Preferred Shares were outstanding.

(c)           The information set forth in the section of the Offer to Purchase entitled “Market and Trading Information” is incorporated in this Schedule TO by reference.

Item 3.	Identity and Background of Filing Person.

(a)           The Company is the filing person and the subject company of this Schedule TO.  The address and telephone number for the Company’s principal executive offices are set forth in Item 2 above.

The following table names each person specified in Instruction C to Schedule TO, are set forth below.  Unless otherwise indicated, the business address for each such person is c/o The Interpublic Group of Companies, Inc., 1114 Avenue of the Americas, New York, New York 10036 and the business telephone number for each such person is:  (212) 704-1200.

Name	Position	Business Address and Telephone Number
Michael I. Roth	Chairman of the Board and Chief Executive Officer

Nicholas J. Camera	Senior Vice President, General Counsel and Secretary

Christopher F. Carroll	Senior Vice President, Controller and Chief Accounting Officer

Julie M. Connors	Senior Vice President, Audit and Chief Risk Officer

Nicholas Brien	Chief Executive Officer of McCann Worldgroup	McCann Erickson Worldwide 622 Third Avenue New York, New York 10017 (212) 865-2000

Philippe Krakowsky	Executive Vice President, Strategy and Corporate Relations

Frank Mergenthaler	Executive Vice President and Chief Financial Officer

Timothy A. Sompolski	Executive Vice President, Chief Human Resources Officer

Frank Borelli	Director

Reginald K. Brack	Director	210 Central Park South, Suite 21C New York, New York 10019 (212) 581-6635

Jocelyn Carter-Miller	Director	TechEd Ventures 3020 NW 33rd Ave. Lauderdale Lakes, Florida 33311 (954) 343-9972

Jill M. Considine	Director	Butterfield Fulcrum 200 East 57th Street New York, New York 10022 (212) 982-4213

Richard A. Goldstein	Director

H. John Greeniaus	Director	HJG-Force Inc. 10A Jacob Arnold Road Morristown, New Jersey 07960 (973) 656-0590

Mary J. Steele Guilfoile	Director	MG Advisors, Inc. 369 Rowayton Avenue Rowayton, Connecticut 06853 (203) 853-3425

William T. Kerr	Director	Arbitron, Inc. 9705 Patuxent Woods Drive Columbia, Maryland 21046 (410) 312-8150

David Thomas	Director

Item 4.	Terms of the Transaction.

(a)           The information set forth in the sections of the Offer to Purchase entitled “Summary,” “Terms of the Tender Offer,” “Certain Significant Considerations,” “Acceptance for Purchase and Payment for Preferred Shares,” “Procedures for Tendering Preferred Shares,” “Withdrawal of Tenders,” “Conditions to the Tender Offer” and “Certain United States Federal Income Tax Consequences” is incorporated in this Schedule TO by reference.

(b)           The information set forth in the section of the Offer to Purchase entitled “Terms of the Tender Offer—Ownership of Preferred Shares” is incorporated in this Schedule TO by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e)           The information set forth in (i) Part III of our Annual Report on Form 10-K for the year ended December 31, 2009 and (ii) Notes 2, 9, 11 and 15 to Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2009 are incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a)           The information set forth in the section of the Offer to Purchase entitled “Purpose of the Tender Offer” is incorporated in this Schedule TO by reference.

(b)           The information set forth in the section of the Offer to Purchase entitled “Terms of the Tender Offer—Retirement of Shares” is incorporated in this Schedule TO by reference.

(c)             Not applicable.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)           The information set forth in the section of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated in this Schedule TO by reference.

(b)           Not applicable.

(d)           Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a)           The information set forth in the section of the Offer to Purchase entitled “Terms of the Tender Offer—Ownership of Preferred Shares” is incorporated in this Schedule TO by reference.

(b)           The information set forth in the section of the Offer to Purchase entitled “Terms of the Tender Offer—Ownership of Preferred Shares” is incorporated in this Schedule TO by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a)           The information set forth in the sections of the Offer to Purchase entitled “The Dealer Managers, the Information Agent and the Depositary” and “Fees and Expenses” is incorporated in this Schedule TO by reference.

Item 10.	Financial Statements.

The consideration offered in the Tender Offer consists solely of cash.  The Tender Offer is not subject to any financing conditions and the Company is a public reporting company under Section 13(a) or 15(d) of the Exchange Act that files reports electronically on EDGAR. Therefore, pursuant to Instruction 2 of Item 10 of Schedule TO, financial statements of the Company are not material and not required.

Item 11.	Additional Information.

(a)           Not applicable.

(b)           The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated in this Schedule TO by reference.  We also incorporate by reference the following documents listed below:

•	Our Annual Report on Form 10-K for the year ended December 31, 2009, filed with the SEC on February 26, 2010;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, filed with the SEC on April 29, 2010; and

•	Our definitive Proxy Statement on Schedule 14A, filed with the SEC on April 19, 2010.

Item 12.	Exhibits.

(a)(1)(A)*	Offer to Purchase dated April 29, 2010.
(a)(1)(B)**	Form of Letter of Transmittal.
(a)(2)-(a)(4)	None.
(a)(5)**	Press Release dated April 29, 2010.
(b)	None.
(d)(1)
Employment Agreement, made as of July 13, 2004, by and between the Registrant and Michael I. Roth, is incorporated by reference to Exhibit 10(iii)(A)(9) to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004.

(d)(2)
Supplemental Employment Agreement, dated as of January 19, 2005, between the Registrant and Michael I. Roth, is incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed with the SEC on January 21, 2005.

(d)(3)
Supplemental Employment Agreement, dated as of February 14, 2005, between the Registrant and Michael I. Roth, is incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed with the SEC on February 17, 2005.

(d)(4)
Amendment, made as of September 12, 2007, to an Employment Agreement, made as of July 13, 2004, between the Registrant and Michael I. Roth, is incorporated by reference to Exhibit 10(iii)(A)(7) to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.

(d)(5)
Executive Change of Control Agreement, dated as of September 12, 2007, by and between the Registrant and Michael I. Roth, is incorporated by reference to Exhibit 10(iii)(A)(8) to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.

(d)(6)
Amendment, dated May 1, 2008, to an Employment Agreement, made as of July 13, 2004, between the Registrant and Michael I. Roth, is incorporated by reference to Exhibit 10(iii)(A)(1) to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2008.

(d)(7)
The Interpublic Senior Executive Retirement Income Plan Participation Agreement, dated March 31, 2008, between the Registrant and Michael Roth, is incorporated by reference to Exhibit 10(iii)(A)(1) to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2008.

(d)(8)
Executive Special Benefit Agreement, dated as of February 1, 2002, and signed as of July 1, 2002, between the Registrant and Philippe Krakowsky, is incorporated by reference to Exhibit 10(iii)(A)(v) to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2002.

(d)(9)
Special Deferred Compensation Agreement, dated as of April 1, 2002, and signed as of July 1, 2002, between the Registrant and Philippe Krakowsky, is incorporated by reference to Exhibit 10(iii)(A)(iv) to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2002.

(d)(10)
Executive Special Benefit Agreement, dated September 30, 2002, between the Registrant and Philippe Krakowsky, is incorporated by reference to Exhibit 10(iii)(A)(vi) to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2002.

(d)(11)
Employment Agreement, made as of January 1, 2006 and executed on March 20, 2006, by and between the Registrant and Philippe Krakowsky, is incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on March 24, 2006.

(d)(12)
Amendment, made as of September 12, 2007, to an Employment Agreement, made as of January 1, 2006, between the Registrant and Philippe Krakowsky, is incorporated by reference to Exhibit 10(iii)(A)(13) to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.

(d)(13)
Executive Change of Control Agreement, dated as of September 12, 2007, by and between the Registrant and Philippe Krakowsky, is incorporated by reference to Exhibit 10(iii)(A)(14) to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.

(d)(14)
Amendment, dated September 12, 2007, to an Executive Special Benefit Agreement, dated February 1, 2002, between the Registrant and Philippe Krakowsky, is incorporated by reference to Exhibit 10(iii)(A)(15) to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.

(d)(15)
Amendment, dated May 1, 2008, to an Employment Agreement, made as of January 1, 2006, between the Registrant and Philippe Krakowsky, is incorporated by reference to Exhibit 10(iii)(A)(3) to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2008.

(d)(16)
Employment Agreement, made as of July 13, 2005, between the Registrant and Frank Mergenthaler is incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on July 19, 2005.

(d)(17)
Amendment, made as of September 12, 2007, to an Employment Agreement, made as of July 18, 2005, between the Registrant and Frank Mergenthaler, is incorporated by reference to Exhibit 10(iii)(A)(9) to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.

(d)(18)
Executive Change of Control Agreement, dated as of September 12, 2007, by and between Registrant and Frank Mergenthaler, is incorporated by reference to Exhibit 10(iii)(A)(10) to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.

(d)(19)
Amendment, dated May 1, 2008, to an Employment Agreement, made as of July 18, 2005, between the Registrant and Frank Mergenthaler, is incorporated by reference to Exhibit 10(iii)(A)(2) to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2008.

(d)(20)
Employment Agreement, made as of July 6, 2004, by and between the Registrant and Timothy Sompolski, is incorporated by reference to Exhibit 10(iii)(A)(11) to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004.

(d)(21)
Amendment, made as of September 12, 2007, to an Employment Agreement, made as of July 6, 2004, between the Registrant and Timothy A. Sompolski, is incorporated by reference to Exhibit 10(iii)(A)(16) to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.

(d)(22)
Executive Change of Control Agreement, dated as of September 12, 2007, by and between the Registrant and Timothy A. Sompolski, is incorporated by reference to Exhibit 10(iii)(A)(17) to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.

(d)(23)
Amendment, dated May 1, 2008, to an Employment Agreement, made as of July 6, 2004, between the Registrant and Timothy Sompolski, is incorporated by reference to Exhibit 10(iii)(A)(4) to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2008.

(d)(24)
Executive Special Benefit Agreement, dated as of July 1, 1986, between the Registrant and John J. Dooner, Jr., is incorporated by reference to Exhibit 10(e) to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1995.

(d)(25)
Supplemental Agreement, dated as of May 23, 1990, to an Executive Special Benefit Agreement, dated as of July 1, 1986, between the Registrant and John J. Dooner, Jr., is incorporated by reference to Exhibit 10(l) to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1995.

(d)(26)
Executive Special Benefit Agreement, dated as of, July 1, 1992, between the Registrant and John J. Dooner, Jr., is incorporated by reference to Exhibit 10(q) to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1995.

(d)(27)
Employment Agreement, dated as of January 1, 1994, between the Registrant and John J. Dooner, Jr., is incorporated by reference to Exhibit 10(r) to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1995.

(d)(28)
Executive Special Benefit Agreement, dated as of June 1, 1994, between the Registrant and John J. Dooner, Jr., is incorporated by reference to Exhibit 10(s) to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1995.

(d)(29)
Supplemental Agreement, dated as of April 1, 2000, to an Employment Agreement between the Registrant and John J. Dooner, Jr., is incorporated by reference to Exhibit 10(b) to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2000.

(d)(30)
Executive Special Benefit Agreement, dated as of May 20, 2002, between the Registrant and John J. Dooner, Jr., signed as of November 11, 2002, is incorporated by reference to Exhibit 10(b)(xv)(c) to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2002.

(d)(31)
Supplemental Agreement, dated as of November 7, 2002, to an Employment Agreement between the Registrant and John J. Dooner, Jr., is incorporated by reference to Exhibit 10(b)(xv)(a) to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2002.

(d)(32)
Supplemental Agreement, dated as of November 7, 2002, to an Executive Special Benefit Agreement between the Registrant and John J. Dooner, Jr., is incorporated by reference to Exhibit 10(b)(xv)(b) to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2002.

(d)(33)
Supplemental Agreement, made as of March 31, 2003 and executed as of April 15, 2003, to an Employment Agreement, made as of January 1, 1994, by and between the Registrant and John J. Dooner, Jr., is incorporated by reference to Exhibit 10(iii)(A)(iv)(a) to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003.

(d)(34)
Supplemental Agreement dated as of November 12, 2003, to an Employment Agreement between the Registrant and John J. Dooner, Jr., is incorporated by reference to Exhibit 10(b)(viii)(u) to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2003.

(d)(35)
Executive Change of Control Agreement, dated as of September 12, 2007, by and between the Registrant and John J. Dooner, is incorporated by reference to Exhibit 10(iii)(A)(11) to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.

(d)(36)
Amendment, dated as of October 27, 2008 to Executive Special Benefit Agreements, dated as of July 1, 1986, as amended, July 1, 1992, as amended, June 1, 1994, as amended, March 1, 1997 and May 20, 2002, respectively, by and between the Registrant and John J. Dooner, Jr., is incorporated by reference to Exhibit 10(iii)(A)(2) to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008.

(d)(37)
Amended and Restated Deferred Compensation Agreement, dated as of September 4, 2008, between the Registrant and Jill M. Considine, is incorporated by reference to Exhibit 10(iii)(A)(1) to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008.

(d)(38)
Letter, dated November 2, 2006, from Jill M. Considine to the Registrant, is incorporated by reference to Exhibit 10(iii)(B) to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006.

(d)(39)
Amended and Restated Deferred Compensation Agreement, dated as of September 30, 2008, between the Registrant and Richard A. Goldstein, is incorporated by reference to Exhibit 10(iii)(A)(3) to Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008.

(d)(40)
Letter, dated July 24, 2006, from Richard A. Goldstein to the Registrant, is incorporated by reference to Exhibit 10(iii)(A) to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006.

(d)(41)
Trust Agreement, dated as of June 1, 1990, between the Registrant, Lintas Campbell-Ewald Company, McCann-Erickson USA, Inc., McCann-Erickson Marketing, Inc., Lintas, Inc. and Chemical Bank, as Trustee, is incorporated by reference to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1990.

(d)(42)	The 1997 Performance Incentive Plan of the Registrant is incorporated by reference to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 1997.
(d)(43)
True North Communications Inc. Stock Option Plan is incorporated by reference to Exhibit 4.5 of Post-Effective Amendment No. 1 on Form S-8 to Registration Statement on Form S-4 (Registration No. 333-59254).

(d)(44)
Bozell, Jacobs, Kenyon & Eckhardt, Inc. Stock Option Plan is incorporated by reference to Exhibit 4.5 of Post-Effective Amendment No. 1 on Form S-8 to Registration Statement on Form S-4 (Registration No. 333-59254).

(d)(45)	True North Communications Inc. Deferred Compensation Plan is incorporated by reference to Exhibit(c)(xiv) of the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2002.
(d)(46)
Resolution of the Board of Directors of True North Communications Inc. adopted on March 1, 2002 amending the Deferred Compensation Plan is incorporated by reference to Exhibit(c)(xv) of the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2002.

(d)(47)	The 2002 Performance Incentive Plan of the Registrant is incorporated by reference to Appendix A to the Registrant’s Proxy Statement on Schedule 14A, filed April 17, 2002.
(d)(48)
The Interpublic Outside Directors Stock Incentive Plan of the Registrant, as amended through August 1, 2003, is incorporated by reference to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2003.

(d)(49)	The Interpublic 2004 Performance Incentive Plan (the “2004 PIP”) is incorporated by reference to Appendix B to the Registrant’s Proxy Statement on Schedule 14A, filed with the SEC on April 23, 2004.
(d)(50)	2004 PIP – Form of Option Certificate is incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on October 27, 2004.
(d)(51)	2004 PIP – Form of Instrument of Restricted Stock is incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed with the SEC on October 27, 2004.
(d)(52)	2004 PIP – Form of Instrument of Restricted Stock Units is incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K filed with the SEC on October 27, 2004.
(d)(53)
The Interpublic Non-Management Directors’ Stock Incentive Plan (the “Non-Management Directors’ Plan”) is incorporated by reference to Appendix C to the Registrant’s Proxy Statement on Schedule 14A, filed with the SEC on April 23, 2004.

(d)(54)	Non-Management Directors’ Plan –Form of Plan Option Certificate is incorporated by reference to Exhibit 10.4 of the Registrant’s Current Report on Form 8-K filed with the SEC on October 27, 2004.
(d)(55)
Non-Management Directors’ Plan –Form of Instrument of Restricted Shares is incorporated by reference to Exhibit 10.5 to the Registrant’s Current Report on Form 8-K filed with the SEC on October 27, 2004.

(d)(56)
Non-Management Directors’ Plan –Form of Instrument of Restricted Share Units is incorporated by reference to Exhibit 10.6 of the Registrant’s Current Report on Form 8-K filed with the SEC on October 27, 2004.

(d)(57)	The Employee Stock Purchase Plan (2006) of the Registrant is incorporated by reference to Appendix B to the Registrant’s Proxy Statement on Schedule 14A, filed with the SEC on October 21, 2005.
(d)(58)
The Interpublic 2006 Performance Incentive Plan (the “2006 PIP”) is incorporated by reference to Appendix A to the Registrant’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 27, 2006.

(d)(59)	Amendment to the 2006 PIP is incorporated by reference to Exhibit 10(iii)(A)(1) to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009.
(d)(60)	2006 PIP – Form of Instrument of Performance Shares is incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on June 21, 2006.
(d)(61)	2006 PIP – Form of Instrument of Performance Units is incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed with the SEC on June 21, 2006.
(d)(62)	2006 PIP – Form of Instrument of Restricted Stock is incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K filed with the SEC on June 21, 2006.
(d)(63)	2006 PIP – Form of Instrument of Restricted Stock Units is incorporated by reference to Exhibit 10.4 to the Registrant’s Current Report on Form 8-K filed with the SEC on June 21, 2006.
(d)(64)	2006 PIP – Form of Instrument of Nonstatutory Stock Options is incorporated by reference to Exhibit 10.5 to the Registrant’s Current Report on Form 8-K filed with the SEC on June 21, 2006.
(d)(65)	Interpublic Executive Severance Plan is incorporated by reference to Exhibit 10(iii)(A)(1) to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2007.
(d)(66)
The Interpublic Senior Executive Retirement Income Plan, Amended and Restated (the “Restated SERIP”), effective January 1, 2007, is incorporated by reference to Exhibit 10(iii)(A)(1) to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.

(d)(67)
Restated SERIP – Form of Restated Participation Agreement is incorporated by reference to Exhibit 10(iii)(A)(2) to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.

(d)(68)
Restated SERIP – Form of Participation Agreement (Form For New Participants) is incorporated by reference to Exhibit 10(iii)(A)(3) to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.

(d)(69)
The Interpublic Capital Accumulation Plan, Amended and Restated (the “Restated CAP”), effective January 1, 2007, is incorporated by reference to Exhibit 10(iii)(A)(4) to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.

(d)(70)
Restated CAP – Form of Restated Participation Agreement is incorporated by reference to Exhibit 10(iii)(A)(5) to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.

(d)(71)
Restated CAP – Form of Participation Agreement (Form For New Participants), is incorporated by reference to Exhibit 10(iii)(A)(6) to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.

(d)(72)
Description of the Change in Compensation for Non-Management Directors is incorporated by reference to Exhibit 10(iii)(A)(91) to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2007.

(d)(73)
Description of Changes to the Compensation of Board Committee Chairs and Presiding Director is incorporated by reference to Exhibit 10(iii)(A)(2) to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009.

(d)(74)
The Interpublic Restricted Cash Plan (the “Restricted Cash Plan”) is incorporated by reference to Exhibit 10(iii)(A)(3) to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009.

(d)(75)
The Restricted Cash Plan, as Amended and Restated as of May 18, 2009 is incorporated by reference to Exhibit 10(iii)(A)(13) to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009.

(d)(76)
The Interpublic 2009 Performance Incentive Plan (the “2009 PIP”) is incorporated by reference to Appendix A to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on June 2, 2009.

(d)(77)	2009 PIP Restricted Stock Award Agreement is incorporated by reference to Exhibit 10(iii)(A)(2) to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009.

(d)(78)	2009 PIP Restricted Stock Unit Award Agreement is incorporated by reference to Exhibit 10(iii)(A)(3) to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009.
(d)(79)	2009 PIP Performance Share Award Agreement is incorporated by reference to Exhibit 10(iii)(A)(4) to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009.
(d)(80)	2009 PIP Performance Unit Award Agreement is incorporated by reference to Exhibit 10(iii)(A)(5) to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009.
(d)(81)
2009 PIP Combined Restricted Stock and Performance Cash Award Agreement is incorporated by reference to Exhibit 10(iii)(A)(6) to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009.

(d)(82)
2009 PIP Combined Restricted Stock Unit and Performance Cash Award Agreement is incorporated by reference to Exhibit 10(iii)(A)(7) to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009.

(d)(83)	2009 PIP Non-Statutory Stock Option Award Agreement is incorporated by reference to Exhibit 10(iii)(A)(8) to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009.
(d)(84)
The 2009 Non-Management Directors’ Stock Incentive Plan (the “2009 NMD Plan”) is incorporated by reference to Exhibit 10(iii)(A)(9) to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009.

(d)(85)	2009 NMD Plan Restricted Stock Award Agreement is incorporated by reference to Exhibit 10(iii)(A)(10) to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009.
(d)(86)	2009 NMD Plan Restricted Stock Unit Award Agreement is incorporated by reference to Exhibit 10(iii)(A)(11) to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009.
(d)(87)	2009 NMD Plan Non-Statutory Stock Option Award Agreement is incorporated by reference to Exhibit 10(iii)(A)(12) to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009.
(d)(88)	Supplement to the 2006 PIP and 2009 PIP is incorporated by reference to Exhibit 10(iii)(A)(88) to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2009.
(g)	None.
(h)	None.
_________________

*	Filed herewith.

**	Previously filed.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE INTERPUBLIC GROUP OF COMPANIES, INC.

By: /s/ Nicholas J. Camera
Name: Nicholas J. Camera
Title: Senior Vice President, General Counsel & Secretary

Dated:  May 10, 2010

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)*	Offer to Purchase dated April 29, 2010.
(a)(1)(B)**	Form of Letter of Transmittal.
(a)(2)-(a)(4)	None.
(a)(5)**	Press Release dated April 29, 2010.
(b)	None.
(d)(1)
Employment Agreement, made as of July 13, 2004, by and between the Registrant and Michael I. Roth, is incorporated by reference to Exhibit 10(iii)(A)(9) to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004.

(d)(2)
Supplemental Employment Agreement, dated as of January 19, 2005, between the Registrant and Michael I. Roth, is incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed with the SEC on January 21, 2005.

(d)(3)
Supplemental Employment Agreement, dated as of February 14, 2005, between the Registrant and Michael I. Roth, is incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed with the SEC on February 17, 2005.

(d)(4)
Amendment, made as of September 12, 2007, to an Employment Agreement, made as of July 13, 2004, between the Registrant and Michael I. Roth, is incorporated by reference to Exhibit 10(iii)(A)(7) to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.

(d)(5)
Executive Change of Control Agreement, dated as of September 12, 2007, by and between the Registrant and Michael I. Roth, is incorporated by reference to Exhibit 10(iii)(A)(8) to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.

(d)(6)
Amendment, dated May 1, 2008, to an Employment Agreement, made as of July 13, 2004, between the Registrant and Michael I. Roth, is incorporated by reference to Exhibit 10(iii)(A)(1) to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2008.

(d)(7)
The Interpublic Senior Executive Retirement Income Plan Participation Agreement, dated March 31, 2008, between the Registrant and Michael Roth, is incorporated by reference to Exhibit 10(iii)(A)(1) to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2008.

(d)(8)
Executive Special Benefit Agreement, dated as of February 1, 2002, and signed as of July 1, 2002, between the Registrant and Philippe Krakowsky, is incorporated by reference to Exhibit 10(iii)(A)(v) to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2002.

(d)(9)
Special Deferred Compensation Agreement, dated as of April 1, 2002, and signed as of July 1, 2002, between the Registrant and Philippe Krakowsky, is incorporated by reference to Exhibit 10(iii)(A)(iv) to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2002.

(d)(10)
Executive Special Benefit Agreement, dated September 30, 2002, between the Registrant and Philippe Krakowsky, is incorporated by reference to Exhibit 10(iii)(A)(vi) to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2002.

(d)(11)
Employment Agreement, made as of January 1, 2006 and executed on March 20, 2006, by and between the Registrant and Philippe Krakowsky, is incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on March 24, 2006.

(d)(12)
Amendment, made as of September 12, 2007, to an Employment Agreement, made as of January 1, 2006, between the Registrant and Philippe Krakowsky, is incorporated by reference to Exhibit 10(iii)(A)(13) to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.

(d)(13)
Executive Change of Control Agreement, dated as of September 12, 2007, by and between the Registrant and Philippe Krakowsky, is incorporated by reference to Exhibit 10(iii)(A)(14) to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.

(d)(14)
Amendment, dated September 12, 2007, to an Executive Special Benefit Agreement, dated February 1, 2002, between the Registrant and Philippe Krakowsky, is incorporated by reference to Exhibit 10(iii)(A)(15) to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.

(d)(15)
Amendment, dated May 1, 2008, to an Employment Agreement, made as of January 1, 2006, between the Registrant and Philippe Krakowsky, is incorporated by reference to Exhibit 10(iii)(A)(3) to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2008.

(d)(16)
Employment Agreement, made as of July 13, 2005, between the Registrant and Frank Mergenthaler is incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on July 19, 2005.

(d)(17)
Amendment, made as of September 12, 2007, to an Employment Agreement, made as of July 18, 2005, between the Registrant and Frank Mergenthaler, is incorporated by reference to Exhibit 10(iii)(A)(9) to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.

(d)(18)
Executive Change of Control Agreement, dated as of September 12, 2007, by and between Registrant and Frank Mergenthaler, is incorporated by reference to Exhibit 10(iii)(A)(10) to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.

(d)(19)
Amendment, dated May 1, 2008, to an Employment Agreement, made as of July 18, 2005, between the Registrant and Frank Mergenthaler, is incorporated by reference to Exhibit 10(iii)(A)(2) to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2008.

(d)(20)
Employment Agreement, made as of July 6, 2004, by and between the Registrant and Timothy Sompolski, is incorporated by reference to Exhibit 10(iii)(A)(11) to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004.

(d)(21)
Amendment, made as of September 12, 2007, to an Employment Agreement, made as of July 6, 2004, between the Registrant and Timothy A. Sompolski, is incorporated by reference to Exhibit 10(iii)(A)(16) to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.

(d)(22)
Executive Change of Control Agreement, dated as of September 12, 2007, by and between the Registrant and Timothy A. Sompolski, is incorporated by reference to Exhibit 10(iii)(A)(17) to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.

(d)(23)
Amendment, dated May 1, 2008, to an Employment Agreement, made as of July 6, 2004, between the Registrant and Timothy Sompolski, is incorporated by reference to Exhibit 10(iii)(A)(4) to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2008.

(d)(24)
Executive Special Benefit Agreement, dated as of July 1, 1986, between the Registrant and John J. Dooner, Jr., is incorporated by reference to Exhibit 10(e) to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1995.

(d)(25)
Supplemental Agreement, dated as of May 23, 1990, to an Executive Special Benefit Agreement, dated as of July 1, 1986, between the Registrant and John J. Dooner, Jr., is incorporated by reference to Exhibit 10(l) to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1995.

(d)(26)
Executive Special Benefit Agreement, dated as of, July 1, 1992, between the Registrant and John J. Dooner, Jr., is incorporated by reference to Exhibit 10(q) to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1995.

(d)(27)
Employment Agreement, dated as of January 1, 1994, between the Registrant and John J. Dooner, Jr., is incorporated by reference to Exhibit 10(r) to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1995.

(d)(28)
Executive Special Benefit Agreement, dated as of June 1, 1994, between the Registrant and John J. Dooner, Jr., is incorporated by reference to Exhibit 10(s) to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1995.

(d)(29)
Supplemental Agreement, dated as of April 1, 2000, to an Employment Agreement between the Registrant and John J. Dooner, Jr., is incorporated by reference to Exhibit 10(b) to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2000.

(d)(30)
Executive Special Benefit Agreement, dated as of May 20, 2002, between the Registrant and John J. Dooner, Jr., signed as of November 11, 2002, is incorporated by reference to Exhibit 10(b)(xv)(c) to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2002.

(d)(31)
Supplemental Agreement, dated as of November 7, 2002, to an Employment Agreement between the Registrant and John J. Dooner, Jr., is incorporated by reference to Exhibit 10(b)(xv)(a) to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2002.

(d)(32)
Supplemental Agreement, dated as of November 7, 2002, to an Executive Special Benefit Agreement between the Registrant and John J. Dooner, Jr., is incorporated by reference to Exhibit 10(b)(xv)(b) to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2002.

(d)(33)
Supplemental Agreement, made as of March 31, 2003 and executed as of April 15, 2003, to an Employment Agreement, made as of January 1, 1994, by and between the Registrant and John J. Dooner, Jr., is incorporated by reference to Exhibit 10(iii)(A)(iv)(a) to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003.

(d)(34)
Supplemental Agreement dated as of November 12, 2003, to an Employment Agreement between the Registrant and John J. Dooner, Jr., is incorporated by reference to Exhibit 10(b)(viii)(u) to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2003.

(d)(35)
Executive Change of Control Agreement, dated as of September 12, 2007, by and between the Registrant and John J. Dooner, is incorporated by reference to Exhibit 10(iii)(A)(11) to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.

(d)(36)
Amendment, dated as of October 27, 2008 to Executive Special Benefit Agreements, dated as of July 1, 1986, as amended, July 1, 1992, as amended, June 1, 1994, as amended, March 1, 1997 and May 20, 2002, respectively, by and between the Registrant and John J. Dooner, Jr., is incorporated by reference to Exhibit 10(iii)(A)(2) to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008.

(d)(37)
Amended and Restated Deferred Compensation Agreement, dated as of September 4, 2008, between the Registrant and Jill M. Considine, is incorporated by reference to Exhibit 10(iii)(A)(1) to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008.

(d)(38)
Letter, dated November 2, 2006, from Jill M. Considine to the Registrant, is incorporated by reference to Exhibit 10(iii)(B) to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006.

(d)(39)
Amended and Restated Deferred Compensation Agreement, dated as of September 30, 2008, between the Registrant and Richard A. Goldstein, is incorporated by reference to Exhibit 10(iii)(A)(3) to Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008.

(d)(40)
Letter, dated July 24, 2006, from Richard A. Goldstein to the Registrant, is incorporated by reference to Exhibit 10(iii)(A) to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006.

(d)(41)
Trust Agreement, dated as of June 1, 1990, between the Registrant, Lintas Campbell-Ewald Company, McCann-Erickson USA, Inc., McCann-Erickson Marketing, Inc., Lintas, Inc. and Chemical Bank, as Trustee, is incorporated by reference to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1990.

(d)(42)	The 1997 Performance Incentive Plan of the Registrant is incorporated by reference to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 1997.
(d)(43)
True North Communications Inc. Stock Option Plan is incorporated by reference to Exhibit 4.5 of Post-Effective Amendment No. 1 on Form S-8 to Registration Statement on Form S-4 (Registration No. 333-59254).

(d)(44)
Bozell, Jacobs, Kenyon & Eckhardt, Inc. Stock Option Plan is incorporated by reference to Exhibit 4.5 of Post-Effective Amendment No. 1 on Form S-8 to Registration Statement on Form S-4 (Registration No. 333-59254).

(d)(45)	True North Communications Inc. Deferred Compensation Plan is incorporated by reference to Exhibit(c)(xiv) of the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2002.
(d)(46)
Resolution of the Board of Directors of True North Communications Inc. adopted on March 1, 2002 amending the Deferred Compensation Plan is incorporated by reference to Exhibit(c)(xv) of the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2002.

(d)(47)	The 2002 Performance Incentive Plan of the Registrant is incorporated by reference to Appendix A to the Registrant’s Proxy Statement on Schedule 14A, filed April 17, 2002.
(d)(48)
The Interpublic Outside Directors Stock Incentive Plan of the Registrant, as amended through August 1, 2003, is incorporated by reference to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2003.

(d)(49)	The Interpublic 2004 Performance Incentive Plan (the “2004 PIP”) is incorporated by reference to Appendix B to the Registrant’s Proxy Statement on Schedule 14A, filed with the SEC on April 23, 2004.
(d)(50)	2004 PIP – Form of Option Certificate is incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on October 27, 2004.
(d)(51)	2004 PIP – Form of Instrument of Restricted Stock is incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed with the SEC on October 27, 2004.
(d)(52)	2004 PIP – Form of Instrument of Restricted Stock Units is incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K filed with the SEC on October 27, 2004.
(d)(53)
The Interpublic Non-Management Directors’ Stock Incentive Plan (the “Non-Management Directors’ Plan”) is incorporated by reference to Appendix C to the Registrant’s Proxy Statement on Schedule 14A, filed with the SEC on April 23, 2004.

(d)(54)	Non-Management Directors’ Plan –Form of Plan Option Certificate is incorporated by reference to Exhibit 10.4 of the Registrant’s Current Report on Form 8-K filed with the SEC on October 27, 2004.
(d)(55)
Non-Management Directors’ Plan –Form of Instrument of Restricted Shares is incorporated by reference to Exhibit 10.5 to the Registrant’s Current Report on Form 8-K filed with the SEC on October 27, 2004.

(d)(56)
Non-Management Directors’ Plan –Form of Instrument of Restricted Share Units is incorporated by reference to Exhibit 10.6 of the Registrant’s Current Report on Form 8-K filed with the SEC on October 27, 2004.

(d)(57)	The Employee Stock Purchase Plan (2006) of the Registrant is incorporated by reference to Appendix B to the Registrant’s Proxy Statement on Schedule 14A, filed with the SEC on October 21, 2005.
(d)(58)
The Interpublic 2006 Performance Incentive Plan (the “2006 PIP”) is incorporated by reference to Appendix A to the Registrant’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 27, 2006.

(d)(59)	Amendment to the 2006 PIP is incorporated by reference to Exhibit 10(iii)(A)(1) to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009.
(d)(60)	2006 PIP – Form of Instrument of Performance Shares is incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on June 21, 2006.
(d)(61)	2006 PIP – Form of Instrument of Performance Units is incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed with the SEC on June 21, 2006.
(d)(62)	2006 PIP – Form of Instrument of Restricted Stock is incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K filed with the SEC on June 21, 2006.
(d)(63)	2006 PIP – Form of Instrument of Restricted Stock Units is incorporated by reference to Exhibit 10.4 to the Registrant’s Current Report on Form 8-K filed with the SEC on June 21, 2006.

(d)(64)	2006 PIP – Form of Instrument of Nonstatutory Stock Options is incorporated by reference to Exhibit 10.5 to the Registrant’s Current Report on Form 8-K filed with the SEC on June 21, 2006.
(d)(65)	Interpublic Executive Severance Plan is incorporated by reference to Exhibit 10(iii)(A)(1) to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2007.
(d)(66)
The Interpublic Senior Executive Retirement Income Plan, Amended and Restated (the “Restated SERIP”), effective January 1, 2007, is incorporated by reference to Exhibit 10(iii)(A)(1) to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.

(d)(67)
Restated SERIP – Form of Restated Participation Agreement is incorporated by reference to Exhibit 10(iii)(A)(2) to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.

(d)(68)
Restated SERIP – Form of Participation Agreement (Form For New Participants) is incorporated by reference to Exhibit 10(iii)(A)(3) to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.

(d)(69)
The Interpublic Capital Accumulation Plan, Amended and Restated (the “Restated CAP”), effective January 1, 2007, is incorporated by reference to Exhibit 10(iii)(A)(4) to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.

(d)(70)
Restated CAP – Form of Restated Participation Agreement is incorporated by reference to Exhibit 10(iii)(A)(5) to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.

(d)(71)
Restated CAP – Form of Participation Agreement (Form For New Participants), is incorporated by reference to Exhibit 10(iii)(A)(6) to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.

(d)(72)
Description of the Change in Compensation for Non-Management Directors is incorporated by reference to Exhibit 10(iii)(A)(91) to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2007.

(d)(73)
Description of Changes to the Compensation of Board Committee Chairs and Presiding Director is incorporated by reference to Exhibit 10(iii)(A)(2) to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009.

(d)(74)
The Interpublic Restricted Cash Plan (the “Restricted Cash Plan”) is incorporated by reference to Exhibit 10(iii)(A)(3) to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009.

(d)(75)
The Restricted Cash Plan, as Amended and Restated as of May 18, 2009 is incorporated by reference to Exhibit 10(iii)(A)(13) to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009.

(d)(76)
The Interpublic 2009 Performance Incentive Plan (the “2009 PIP”) is incorporated by reference to Appendix A to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on June 2, 2009.

(d)(77)	2009 PIP Restricted Stock Award Agreement is incorporated by reference to Exhibit 10(iii)(A)(2) to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009.
(d)(78)	2009 PIP Restricted Stock Unit Award Agreement is incorporated by reference to Exhibit 10(iii)(A)(3) to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009.
(d)(79)	2009 PIP Performance Share Award Agreement is incorporated by reference to Exhibit 10(iii)(A)(4) to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009.
(d)(80)	2009 PIP Performance Unit Award Agreement is incorporated by reference to Exhibit 10(iii)(A)(5) to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009.
(d)(81)
2009 PIP Combined Restricted Stock and Performance Cash Award Agreement is incorporated by reference to Exhibit 10(iii)(A)(6) to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009.

(d)(82)
2009 PIP Combined Restricted Stock Unit and Performance Cash Award Agreement is incorporated by reference to Exhibit 10(iii)(A)(7) to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009.

(d)(83)	2009 PIP Non-Statutory Stock Option Award Agreement is incorporated by reference to Exhibit 10(iii)(A)(8) to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009.
(d)(84)
The 2009 Non-Management Directors’ Stock Incentive Plan (the “2009 NMD Plan”) is incorporated by reference to Exhibit 10(iii)(A)(9) to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009.

(d)(85)	2009 NMD Plan Restricted Stock Award Agreement is incorporated by reference to Exhibit 10(iii)(A)(10) to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009.
(d)(86)	2009 NMD Plan Restricted Stock Unit Award Agreement is incorporated by reference to Exhibit 10(iii)(A)(11) to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009.
(d)(87)	2009 NMD Plan Non-Statutory Stock Option Award Agreement is incorporated by reference to Exhibit 10(iii)(A)(12) to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009.
(d)(88)	Supplement to the 2006 PIP and 2009 PIP is incorporated by reference to Exhibit 10(iii)(A)(88) to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2009.
(g)	None.
(h)	None.
_________________

*	Filed herewith.

**	Previously filed.